

WEFUNDER

The Rattlin' Bog

A film by Maxwell Hughes

INVEST IN **THE RATTLIN' BOG LLC**

Help Us Make Our Independent Psychological Horror-Comedy Feature Film!!

Los Angeles, CA    Entertainment · Film · Media

Highlights

1. A satirical horror-comedy feature film that tells the tale of shallow friends and toxic behavior.

2. Our work has been featured by FantasticFest, Fantasia, Berlin Fashion Fest, NFFTY, & the ASC Awards.

3   Multiple film and television credits shared amongst team for Netflix, Lucasfilm, Apple TV+ and more.

4   Feature based on award winning proof-of-concept that received world distribution on Klipist.

5   Emilio, Jess, Andrés and Maxwell attended film school together as undergrads. College was worth it!

6   Shooting in Redding CA, our director's hometown, in collaboration with the county film commission.

Our Team



Maxwell Klaiber   Director and Writer

Maxwell Hughes is a writer/director from Redding, California. His films and commercials have premiered worldwide including Berlin Commercial, Bolton International, Berlin Fashion Film Festival, NFFTY, and LA Shorts.



Emilio Mazariegos   Producer

Emilio Mazariegos is a Guatemalan producer and executive in creative development for Yoruba Saxon where he has worked on projects such as Lawman: Bass Reeves for Paramount+ and the soon to come project Government Cheese for Apple+.



Kelly Chen   Producer

Kelly Chen is a creative and line producer based in Los Angeles, CA. Her diverse career began in physical production; from network reality television, celebrity music videos, docu-series, narrative features, to working closely with commercial clients.



Jess Taylor   Producer

Jess Taylor an up-and-coming filmmaker from Southern California. Sporting a verbose body of undergraduate work as both director and producer, they are thrilled to begin production on their first independent projects this year.



Andrés Aragon   Cinematographer



Andrés Aragon   Cinematographer

Andrés Aragon is a Costa Rican cinematographer working in Los Angeles. He has been nominated for an ASC Student Heritage Award and has recently wrapped on his feature film with Wayfarer Studios.

ALL ABOUT - THE RATTLIN' BOG...

Logline

When three friends embark on a weekend getaway, their bond is put to the test as pride, fragile egos, and jealousy threaten to tear them apart.



Mood Board   THE RATTLIN' BOG

Director's Statement

Hello, Everyone! My name is Maxwell Hughes Klaiber and I am the writer and director of "The Rattlin' Bog."

My vision for this film is to challenge and comment on traditional horror tropes, where the villains are not only friends, but just two guys. Normal dudes. I am hoping to highlight and discuss, through the perspective of our lead character Lauren, the destructive nature of egotistical behavior and its role in perpetuating harmful power dynamics - especially within platonic friendships. So many of us, including myself, have been in situations similar to Lauren's. I mean, who hasn't been caught in the middle of a feud that only continues to grows in tension and you don't know how it is going to end which scares you? Right?

My hope is for people to enjoy absurdist humor that is wrapped in grounded performances, where you don't know whether to laugh, cringe, or be terrified. I want to create a reason for people to sit together in a movie theater and experience all of those feelings. A goal is for this to be a community experience for both the production and distribution of this film. I hope to contribute to the changing landscape of independent filmmaking, in regards to what is possible and achievable at a low-budget level.

As a film director hailing from the town of Redding (and technically Anderson - go Cubs), I carry with me the essence of this community in every project I undertake. Growing up there instilled a profound appreciation for the power of storytelling, work ethic, and camaraderie. It has been a joy working closely with the town I grew up in to begin this journey.

Your investment in this endeavor is not merely a financial contribution; it is a testament to our shared passion of art, and culture, and the potential to further what is possible within the independent filmmaking community.

Short Film

Our officially selected proof-of-concept short film has just landed distribution with the online platform Klipist. **THE RATTLIN' BOG: CLICK ON ME!**





official selection
OFFICIAL SELECTION
Marina del Rey
Film Festival®
2022
nffty
OFFICIAL
SELECTION
2022
WAVES
Official Selection
BOLTON
International Film Festival
2022
INDEPENDENT
SHORTS
AWARDS
OFFICIAL SELECTION
Venice
Shorts
2022

Synopsis



















The Cast
THE RATTLIN' BOG
LAUREN
Lauren is a 26-year-old woman. She organized the weekend getaway in the hopes of spending quality time with her closest friends.
Her outgoing and friendly personality matched with her sharp sense of humor makes her easy to get along with.
Lauren wants nothing more than to have a great time with her friends, no matter what tensions arise.
CAST: Lindsay Lewis (Henchin', Vessel)
CHRIS
Chris is a 27-year-old man who is laid-back and easygoing. This approach is undermined by his competitive and insecure nature.
He believes he has a good sense of humor and tries to diffuse tension with jokes.
His underlying anxiety makes him unpredictable - using emotionally manipulative tactics to command the situation.
CAST: Jeremy Sless (Operation Varsity Blues, Deep Hatred)
PHIL
Phil is a 26-year-old man who is confident and outgoing. He and Lauren became close right away.
Phil is charming, but his anger can tarnish the same good vibes he helped create.
His fragile sense of self and combative nature using his physicality are a constant source of tension within the group.
CAST: Avery Bagenstos (Moxie, Into the Dark)

Throughout "The Rattlin' Bog" we follow Lauren, Phil, and Chris as they embark on a weekend getaway to a remote cabin in the woods. As the only woman in the group, Lauren quickly realizes that she's in for a weekend in which her patience for the toxic behavior being displayed by her friends will be seriously tested.

Lauren finds herself caught in the middle of a power struggle between Chris (her childhood best friend) and Phil (a more recent friend from college). As they each bid for dominance and control of the room, their fragile egos threaten to tear everything apart.

With the rest of the group stranded back at home, Lauren is faced with a difficult choice: stay and endure the escalating conflict, or leave early and alone with no real means of travel down the mountain. Impulses are acted on, feelings are hurt, and the situation edges towards an explosion of violence and chaos.

There is a growing demand for innovative and thought-provoking stories that

There is a growing demand for innovative and thought-provoking stories that challenge our perspectives. 'The Rattlin' Bog' explores complex themes through comedy that is darkly satirical, but also, comedy that is filled with suspense and tension; making it a unique and timely addition to the horror-comedy genre.

Our Vision









Mood Board

THE RATTLIN' BOG

LIQUOR

The Grocery Store

Our vision for the film extends beyond the film itself — we're just as passionate about the story behind the camera. We have been told so many times by so many filmmakers that the "cavalry isn't coming," and that we don't need to wait for anyone to give us permission. We took that sentiment to heart and have set out to make our first film as soon as we can.

We are by no means the first group of filmmakers to contribute to the form this way, but we are hoping to nurture the future of independent cinema. To us, it looks like a bunch of friends, already practiced and confident in their craft, coming together to make something we are all excited about with the support of our filmmaking and local communities.

Part of our cause is a drive to prove that films can be made without the backing of a major studio -- carried on the shoulders of passionate friends, family, and supporters. We want to show that this style of filmmaking may help revitalize the need for risk-taking stories within our profession, that there are still creative ways to find an audience and engage with them. A major ingredient is the willingness to go out and make something!



Similar Films

THE RATTLIN' BOG

"The Rattlin' Bog" will be implementing highly stylized visuals within a small amount of space such as the film listed


"EXTRAORDINARY."
KRISHA
in this section. With an influential portrayal of both modern and classic horror themes and comedically grounded performances mixed with absurdist scenarios, our film aims to be an entertaining film filled with anxiety-inducing tension. We aim to instill a sense of comedic dread by utilizing similar colors, camera techniques, blocking, and performances much like the films listed.
Inspiration:
BLACK BEAR
BODIES BODIES BODIES
WHO'S AFRAID OF VIRGINIA WOOLF?
CREEP
THE LIGHTHOUSE
BANSHEES

In our over-saturated commercial industry, growing stale from a lack of individual voices and organic storytelling, independent films have risen above the odds to not only produce uniquely well-crafted experiences but have still proven financial success year after year.

To bring this vision to life, we are seeking investors who are passionate about independent filmmaking and share our values. By investing in 'The Rattlin' Bog,' you will not only be contributing to the growth of emerging talent but also supporting a film that will contribute to an important cultural filmmaking conversation.

Business Plan

Market value based on similar formats, genre, budget, and demographic. THE RATTLIN' BOG

FILM	YEAR	BUDGET ($M)	WORLD-WIDE BOX OFFICE ($M)	
Krisha	2015	$30,000	$140,779	X5
Blue Ruin	2013	$420,000	$993,313	X2.37
Evil Dead	1981	$350,000	$2.4m	X6.86

individual voices and organic storytelling, independent films have risen above the odds to not only produce uniquely well-crafted experiences but have still proven financial success year after year.

To bring this vision to life, we are seeking investors who are passionate about independent filmmaking and share our values. By investing in 'The Rattlin' Bog,' you will not only be contributing to the growth of emerging talent but also supporting a film that will contribute to an important cultural

filmmaking conversation.

Business Plan

FILM	YEAR	BUDGET ($M)	WORLD-WIDE BOX OFFICE ($M)	
Krisha	2015	$30,000	$140,779	X5
Blue Ruin	2013	$420,000	$993,313	X2.37
Evil Dead	1981	$350,000	$2.4m	X6.86

The company is divided into two parts: 1) Forty Percent (40%) will be allocated to Investors (Investor's Shares) and 2) Sixty Percent (60%) will be allocated to producers, directors, and cast members; commonly known as "The Producer's Share." This share helps negotiate with talent and acquire additional funds in case of going over budget.

The film company operates for the sole purpose of producing and distributing the film. As so, all investors will be continuously informed on the allocation of funds as they facilitate every step of the pre-production, production, and post-production.

Investor Shares 40%

Producer Shares 60%

Net Profits

As the investor, you stand to make back 125% of your initial investment (138% for Early Bird Investors) PLUS 40% of Net Profits. In the event of coming in under budget, those remaining funds will roll entirely into the digital marketing of the film to help in creating the highest possible chance of seeing a return.

Once the film is completed, we will submit to the top film festivals with our personal connections to programmers (Fantastic Fest, Fantasia, Berlin, SXSW, etc.). Then, we will pursue top end distribution by packaging the film at the highest level agencies, distributors, and sales companies, such as IFC Films, Endeavor Content, UTA, CAA, and APA just to give a few examples. Should we sign with one of these companies, we will create and launch a distribution strategy including top film markets.

We'll also consider self-distribution following behind renowned independent filmmakers who have paved and shown a way for us to find success via this route. We owe a debt of gratitude to these filmmakers. Though it is a longer

and tougher road, we are beyond equipped and ready to tackle whichever route is needed for this film to be most successful.



The Timeline
THE RATTLIN' BOG
Fall 23' / Winter 24'
Starting!
Begin the process of starting LLC.
Spring 24'
Pre-Production
Attach cast, secure locations, finalize crew. Raise starting funds
Fall 24'
Production
Shooting principle photography for two weeks.
Spring / Summer 25'
Post-Production
Edit, score, color, sound..
Fall 25'
Festival Circuit
Final cut, DCP Creation, exposure, news outlets, premiere at festivals.
Winter 25'
Sales & Distribution
Secure distributor, disperse first profits to investors.
•This is a projected timeline and not a guarantee.

Community Driven

A key desire to make this movie is to foster a filmmaking community amidst the changing landscape of independent cinema (see Our Vision section). However, another major aspect of making this project is to give appreciation to a community that is helping make this movie possible. It is community - family and friends - that have encouraged my team and I to pursue what we

love.

I believe these people deserve their time to be recognized and thanked as much of what we saw growing up within our communities bled into how we carry ourselves within the industry today. We want to represent those people. A film like this to be a chance for the people who inspired us to take part in something that they helped make a reality. We wouldn't be here today if it wasn't for the support of our communities.

Since my hometown is where the passion and love for storytelling began, it only made sense to return there for my directorial debut. Returning home to Redding gives our production a unique opportunity to feel the love and support of the hometown that I grew up in.



It is my desire to have an initial family and friends premiere for the local





It is my desire to have an initial family and friends premiere for the local community in the same movie theater that I spent many years going to. I would love to say that we could show the film in the theater I used to work at, but sadly it has recently shut down. Another reason to keep our heads up and continue the mission of keeping cinema alive.

I hope to inspire others throughout this process, to show that one doesn't need to have grown up on film sets and within the industry to make a project that hopes to be watched in different areas of the world. I personally grew up making movies in my backyard with my friends and I want to return to that same sensibility. The passion of storytelling and human connection.

Overall, what is important to us is knowing that the community we are surrounding ourselves with believes in us and the project. Opening this on WeFunder allows us to grow and include that community in making a feature film.

If this mission statement sounds like you, or someone you know, we would love to know and connect!

-Maxwell Hughes Klaiber

Thank you!



The Rattlin' Bog
ALL RIGHTS RESERVED COPYRIGHT ©2024 THE RATTLIN' BOG LLC. NO PORTION OF THIS SCRIPT OR CONCEPT MAY BE PERFORMED, PUBLISHED, REPRODUCED, SOLD, OR DISTRIBUTED BY ANY MEANS, OR QUOTED OR PUBLISHED IN ANY MEDIUM, INCLUDING ANY WEBSITE, WITHOUT THE CONSENT OF THE OWNER.

PERKS

As a means of giving back to those who partner with us on this journey, we have implemented a perk system at different tiers. Thank you so much!!

We are eternally grateful for your investment. We understand words aren't enough to fully encapsulate the gratitude we have, but we still want to give you a specialized thank-you card from our team. Any way we can show our thankfulness is important to us. From here on out, every investment will also have access to the private Substack.

-A Specialized Thank-You Card from our Team



$1,000+
Investment

-A Private Link to the Film

-A Specialized Thank-You Card from our Team

-If you're lucky, perhaps a video of Maxwell crying because of how thankful and appreciative he is for this investment. Seriously, our team will be so

We are eternally grateful for your investment. We understand words aren't enough to fully encapsulate the gratitude we have, but we still want to give you a specialized thank-you card from our team. Any way we can show our thankfulness is important to us. From here on out, every investment will also

thankfulness is important to us. From here on out, every investment will also have access to the private Substack.

-A Specialized Thank-You Card from our Team



$1,000+ Investment

-A Private Link to the Film

-A Specialized Thank-You Card from our Team

-If you're lucky, perhaps a video of Maxwell crying because of how thankful and appreciative he is for this investment. Seriously, our team will be so



$5,000+ Investment

Your name on the big screen! In the credits, be sure to look for your name in the "Special Thanks" section. We want to thank you beyond measure for investing in this film and we want to hold a spot for you on set to join us as an extra. Your investment goes a long way and you deserve a special thank you!

-Complete IMDB & Screen Credit under "Special Thanks"

-An annotated copy of shooting script signed by the cast / crew**

-A Private Link to the Film

-A Specialized Thank-You Card from our Team

-Be an extra! You will receive a guaranteed spot to join us as an extra in the film for day of shooting.*



$10,000+

Making a film at any budget level is a challenge. We want to recognize your level of generosity and give thanks where thanks needs to be given. With this investment, you will be given an official Associate Producer credit in the movie and on our poster. Come visit set and see the team!

-**Complete IMDB & Screen Credit under "Associate Producers"**

-**A 1-Day Visit to the Set***

-**An official film poster signed by main cast and writer/director**

-An annotated copy of shooting script signed by the cast / crew**

-A Private Link to the Film

-A Specialized Thank-You Card from our Team

$20,000+
Investment

With this investment, we want to show you our utmost gratitude and thankfulness. We wouldn't be able to make this film without your generosity and dedication to the project. As a Co-Producer, you join our tight-knit team and will be officially credited on IMDb and on screen. We can't wait to see you at our private LA screening and reception!

-**Complete IMDB & Screen Credit under "Co-Producers"**

-**Invitation to a "Cast & Crew" Screening in Los Angeles***

-**A 1-Day Visit to the Set***

-**A Private Link to the Film**

-An official film poster signed by main cast and writer/director

-An annotated copy of shooting script signed by the cast / crew**

-An annotated copy of shooting script signed by the cast / crew

-A Specialized Thank-You Card from our Team.



Investing this much means you are now an executive producer of THE RATTLIN' BOG. This means you will get your own IMDB and screen credits for the film. An investment like this means the world to us, and no words could amount to the gratefulness we have for such an investment.

Hopefully, some of these perks below can suffice at saying thank you. In addition to the perks, we would want to invite you to the night of our premiere. If you so desire, we want to invite you to receive updates about our progress in production, post-production, and be involved with wrap parties, and red carpet events!

-Complete IMDB & Screen Credit under "Executive Producers"

-Two Exclusive Tickets to our West Coast Premiere*

-Your Company Logo in Credits

-Invitation to a "Cast & Crew" Screening in Los Angeles*

-A 1-Day Visit to the Set*

-A Private Link to the Film

-An official film poster signed by main cast and writer/director

-An annotated copy of shooting script signed by the cast / crew**

-A Specialized Thank-You Card from our Team

*Travel and lodging not included. **A signed NDA will be required prior to premiere. If you so desire, we want to invite you to receive updates about our progress in production, post-production, and be involved with wrap parties, and red carpet events!

...u expect from...

-Complete IMDB & Screen Credit under "Executive Producers"

-Two Exclusive Tickets to our West Coast Premiere*

-Your Company Logo in Credits

-Invitation to a "Cast & Crew" Screening in Los Angeles*

-A 1-Day Visit to the Set*

-A Private Link to the Film

-An official film poster signed by main cast and writer/director

-An annotated copy of shooting script signed by the cast / crew**

-A Specialized Thank-You Card from our Team

*Travel and lodging not included. **A signed NDA will be required prior to

work in tragic comedy and satirical social commentary. Born in Redding, CA, he attended Biola University as a communication major where he received Summa Cum Laude and earned a living shooting music videos and commercials; all while self-funding his personal projects. A true student of the craft, he pulls both from classical and influential cinema as well as contemporary pieces to inspire his creations. Maxwell did not write that blurb about himself, but he liked how it sounded so he kept it. Maxwell has worked on productions for such companies as: LucasFilm, ShotDeck, Netflix, DreamWorks, Caviar TV, AFI, Epoch Films, and Wayfarer Studios. His narrative work has been featured in festivals such as Directors Notes, NFFTY, Bolton International, Independent Short Awards, and LA Shorts while his fashion and commercial work has been featured in both Berlin Commercial and Berlin Fashion Film Festival in categories such as Best Experimental, Best Documentary - Short Subject, Best Editing, and Best 30 second branded spot. Maxwell is interested in telling human stories that deal with people's nuanced behaviors. People contain multitudes, he says. He utilizes the independent spirit in all different types of work whether it be in narrative or non-narrative projects. He is a director who values the importance of the actor and their performance, and wants to continue exploring stories that allow for this. (he/him)

work in tragic comedy and satirical social commentary. Born in Redding, CA, he attended Biola University as a communication major where he received

Summa Cum Laude and earned a living shooting music videos and commercials; all while self-funding his personal projects. A true student of the craft, he pulls both from classical and influential cinema as well as contemporary pieces to inspire his creations. Maxwell did not write that blurb about himself, but he liked how it sounded so he kept it. Maxwell has worked on productions for such companies as: LucasFilm, ShotDeck, Netflix, DreamWorks, Caviar TV, AFI, Epoch Films, and Wayfarer Studios. His narrative work has been featured in festivals such as Directors Notes, NFFTY, Bolton International, Independent Short Awards, and LA Shorts while his fashion and commercial work has been featured in both Berlin Commercial and Berlin Fashion Film Festival in categories such as Best Experimental, Best Documentary - Short Subject, Best Editing, and Best 30 second branded spot. Maxwell is interested in telling human stories that deal with people's nuanced behaviors. People contain multitudes, he says. He utilizes the independent spirit in all different types of work whether it be in narrative or non-narrative projects. He is a director who values the importance of the actor and their performance, and wants to continue exploring stories that allow for this. (he/him)









Emilio Mazariegos is a Guatemalan producer who has spent the last few years as an executive in creative development for David and Jessica Oyelowo's company, Yoruba Saxon. Some of their recent endeavors include the Golden Globe nominated LAWMEN: BASS REEVES which is now streaming on Paramount+. Another endeavor is the soon to come GOVERNMENT CHEESE which will be featured on Apple+. Yoruba Saxon has partnered with Disney, Netflix, Macro, and they currently have a deal at

Apple+. As for Mazariegos' personal endeavors, he has produced a feature length film for Wayfarer Studios as a part of the Six Feet Apart competition and his work has been featured in such places as Hollyshorts, Fantastic Fest, Fantasia, Cleveland International Film Festival, and LSFF. (he/him)



Jess Taylor is an up-and-coming filmmaker raised in the heartland of western cinema, Southern California. After earning their degree in Production at Biola University's School of Cinema and Media Arts, Jess has aided the productions of various shorts and features at institutions like USC, UCLA, and AFI, as well as studios like Sight Unseen (Sundance Grand Jury Winner, 2023). Her specialty in familial productions and experimental shooting styles can be found in her produced short films CAESURA, HELP ME, DISJOINT, THE DYING COWBOY, GOLDFISH, and DAS VOLK as well as her directed work LIFELINES (SEGMENT00) and SATISFACTION. Outside of their production work, Jess is one of the few queer/trans graduates from Biola University to continue aiding the department by mentoring student filmmakers and maintaining a near-complete archive of student work. She is very thankful to produce this feature in a community of friends and artists that have supported each other since undergraduate orientation, and cannot wait to unleash their combined talent upon the filmmaking world. (she/they)





  
 

Andrés Aragón is a Costa Rican cinematographer working in Los Angeles. His work in the industry began as an actor working in commercials and voice over, but his passion and appreciation for technology pulled him into another path of expression. His passion for story and the technologies behind image making have pulled him to pursue a career as a cinematographer where he has photographed commercials, music videos, as well as short and long form films. Andrés is continuing his work in technology as he is advising at RED Digital Cinema and previously Panavision; two of the leading camera and optics companies in the film industry. His passion lies in crafting stories that ask questions and poise human emotional complexity. Some of his favorite films intertwine complex environments with simple human challenges at the core, such as "Arrival" and "Sicario." Andrés was nominated for a Student Heritage Awards by the American Society of Cinematographers for his senior thesis SILLY HUMAN He has recently finished his first feature with Wayfarer studios (LOVE YOU ANYWAY) and is gearing up for his second in THE RATTLIN' BOG. (he/him)

Follow Along!

Big Letterboxd fans here on the team. Below is a list of some additional films that helped inspire the world of The Rattlin' Bog, as well as some (albeit hilarious) reviews FROM THE SHORT FILM VERSION.





























FACES

Shiva Baby

THE LIGHTHOUSE

BODIES
BODIES
BODIES

BLACK BEAR

SPEAK
NO
EVIL

ALL MY
FRIENDS
HATE ME

SMALL
ENGINE
REPAIR

CREEP

The BANSHEES of INISHERIN

SICK OF
MYSELF

10
CLOVERFIELD
LANE

THE
INVITATION

RICHARD BENJAMIN
FRANK LANGELLA
CARRIE SNODGRESS
diary
of a mad
housewife
A FRANK PERRY FILM

THE REVIEWS:

 **Caleb Thompson**



The Rattlin' Bog

★★★

Watched Oct 8, 2022

Pretty funny

♡ LIKE?   No likes yet

 **Chris Charpentier** PATRON



The Rattlin' Bog

★★★★ ♥

Watched Dec 15, 2022

A surprisingly good double feature with Banshees of Inisherin

♡ LIKE?   No likes yet



JakeMarston PATRON



The Rattlin’ Bog



The Rattlin' Bog

♥

Watched May 15, 2022

Max is the child of Cassavetes and Tim Robinson



♡ LIKE? 3 likes



Zach PRO



The Rattlin’ Bog



The Rattlin' Bog

★★★★★ ♥

Watched May 15, 2022

Now this is some after hours absurdity! Great fucking job Max, gotcha check out the other two now



♡ LIKE? 3 likes



‹ Film **The Rattlin’ Bog**

Everyone | Liked | Fans | Friends

lauren_good_	♥	
Condog McDog	★★★½	
fernando	♥	
jasmyne bell		
Harrison Zeiders	♥	≡
Chris Charpentier	♥	≡
EmilyElizabet		
LindsassyLewis	★★★★★ ♥	
Caleb Thompson	★★★	≡
Jess		
Zach	★★★★★ ♥	≡
JakeMarston	♥	≡

We hope you can join us in our journey. Invest in THE RATTLIN' BOG above and join our community!

If you want to be a part of our film financially, yet are unable to invest at the $100 minimum amount, please be in contact with us as any finances

the $100 minimum amount, please be in contact with us as any finances given under the minimum will be seen as a **GIFT or DONATION and not an investment.**

There are so many other ways beyond finances that can be in support of our film. Send this page around and get the word out! Let us know if there are any ways you can donate time, resources, energy, food, connections, etc.

Thank you for considering our film and hope you have enjoyed the campaign!